TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
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MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

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[redacted]479-4224

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FILE NO. 82-4861

January 8, 2002

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Accounts for the Interim Financial Period of the Year ending March 31, 2002 (Consolidated)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 2/12

(Excerpt translation)

02 FEB 12 AM 8:16

FILE NO. 82-4861

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2002 (CONSOLIDATED)

November 20, 2001

Name of company:	MegaChips Corporation
Code number:	6875
Listed exchange:	Tokyo Stock Exchange
Name of prefecture where head office is located:	Osaka
Inquiries to be directed to:	Tetsuo Hikawa Director, Executive Officer and General Manager of Corporate Planning Tel. (06) 6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 20, 2001
Adoption of U.S. Generally Accepted Accounting Principles:	None

1. Consolidated business results for the interim financial period ended September 30, 2001 (April 1, 2001 through September 30, 2001):

(1) Consolidated operating results

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30		Financial period ended March 31
	2001	2000	2001
Sales	¥21,064 million (1.8%)	¥20,690 million (- %)	¥53,851 million (- %)
Operating profit	¥1,901 million (36.9%)	¥1,389 million (- %)	¥3,306 million (- %)
Ordinary profit	¥1,884 million (17.0%)	¥1,611 million (- %)	¥3,731 million (- %)
Profit for the period	¥1,154 million (30.0%)	¥888 million (- %)	¥1,866 million (- %)
Per-share profit for the period	¥46.95	¥36.13	¥75.87
Per-share profit for the period after adjustment of potential stocks	¥ -	¥ -	¥ -

(Notes)

1. Gain (loss) on equity method investments:

   Interim financial period ended September 30, 2001: ¥ -
   Interim financial period ended September 30, 2000: ¥ -
   Financial period ended March 31, 2001: ¥ -

2. Average number of shares during each period (consolidated):

   Interim financial period ended September 30, 2001: 24,577,440 shares
   Interim financial period ended September 30, 2000: 24,620,619 shares
   Financial period ended March 31, 2001: 24,596,850 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the financial period indicate the rates of increase or decrease from the previous financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2001	2000	2001
Total assets	¥22,617 million	¥22,325 million	¥21,638 million
Net worth (owned capital)	¥15,478 million	¥13,616 million	¥14,624 million
Ratio of net worth to total liabilities and net worth	68.4%	61.0%	67.6%
Net worth (owned capital) per share	¥629.75	¥554.09	¥595.04

(Note) Number of issued shares outstanding at end of the financial period (consolidated):

Interim financial period ended September 30, 2001:	24,578,528 shares
Interim financial period ended September 30, 2000:	24,574,946 shares
Financial period ended March 31, 2001:	24,577,258 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2001	2000	2001
	(millions of yen)		
Cash flows from operating activities	2,317	4,664	1,616
Cash flows from investing activities	(128)	(212)	(28)
Cash flows from financing activities	(1,011)	(2,768)	(1,621)
Cash and cash equivalents at the end of the financial period	2,909	3,406	1,713

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	2 companies
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	0
	Excluded:	0
Companies subject to equity method:	Included:	0
	Excluded:	0

2. Forecasts of consolidated business results for the financial period ending March 31, 2002 (April 1, 2001 through March 31, 2002):

	Whole-year period
Sales	¥51,500 million
Ordinary profit...	¥4,050 million
Profit for the period	2,200 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥89.51

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2001 (as at September 30, 2001)		Financial period ended March 31, 2001 (as at March 31, 2001)		Interim financial period ended September 30, 2000 (as at September 30, 2000)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
ASSETS						
I. Current assets						
1. Cash and deposits	2,909,367		1,713,239		3,406,398	
2. Trade notes and trade accounts receivable	16,587,596		17,009,698		15,768,638	
3. Inventories	1,405,717		858,068		698,361	
4. Deferred income taxes	179,607		208,051		135,246	
5. Others	52,259		103,556		67,814	
6. Allowance for doubtful receivables	(3,577)		(6,161)		(5,393)	
Total current assets	21,130,969	93.4	19,886,452	91.9	20,071,066	89.9
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	247,771		258,044		272,570	
(2) Land	104,677		104,677		104,677	
(3) Others	84,378		85,485		75,436	
Total tangible fixed assets	436,827	2.0	448,207	2.1	452,685	2.0
2. Intangible fixed assets						
(1) Consolidation adjustment	3,296		27,710		34,070	
(2) Others	134,371		73,860		233,021	
Total intangible fixed assets	137,667	0.6	101,570	0.5	267,092	1.2
3. Investments and other assets						
(1) Investment securities	197,510		274,015		342,458	
(2) Prepaid pension expenses	33,172		27,913		24,514	
(3) Deferred income taxes	74,287		248,319		172,179	
(4) Others	606,792		652,504		997,019	
(5) Allowance for doubtful receivables	-		-		(1,159)	
Total investments and other assets	911,763	4.0	1,202,751	5.5	1,535,012	6.9
Total fixed assets	1,486,258	6.6	1,752,529	8.1	2,254,789	10.1
TOTAL ASSETS	22,617,228	100.0	21,638,981	100.0	22,325,856	100.0

	Interim financial period ended September 30, 2001 (as at September 30, 2001)		Financial period ended March 31, 2001 (as at March 31, 2001)		Interim financial period ended September 30, 2000 (as at September 30, 2000)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	4,848,461		3,419,582		6,219,356	
2. Short-term loans payable	25,000		1,700,000		565,000	
3. Accrued corporate income taxes	697,746		919,521		793,203	
4. Allowance for bonuses	167,786		174,402		172,764	
5. Others	466,060		417,376		634,631	
Total current liabilities	6,205,055	27.4	6,630,882	30.6	8,384,955	37.6
II. Fixed liabilities						
1. Provision for employee retirement allowances	12,635		10,546		5,771	
2. Provision for officers' retirement allowances	160,516		148,356		120,099	
3. Others	1,430		1,275		1,275	
Total fixed liabilities	174,582	0.8	160,178	0.8	127,145	0.5
TOTAL LIABILITIES	6,379,637	28.2	6,791,061	31.4	8,512,101	38.1
MINORITY INTEREST						
Minority interest	759,028	3.4	223,311	1.0	196,954	0.9
SHAREHOLDERS' EQUITY						
I. Capital	4,840,313	21.4	4,840,313	22.4	4,840,313	21.7
II. Capital reserve	5,936,081	26.2	5,936,081	27.4	5,936,081	26.6
III. Consolidated surplus	5,162,047	22.8	4,336,825	20.0	3,358,513	15.0
IV. Other valuation difference of securities	671	0.0	-	-	-	-
V. Exchange translation adjustment	(3,005)	(0.0)	(23,986)	(0.1)	(40,582)	(0.2)
	15,936,107	70.4	15,089,233	69.7	14,094,325	63.1
VI. Treasury stock	(457,545)	(2.0)	(464,624)	(2.1)	(477,524)	(2.1)
TOTAL SHAREHOLDERS' EQUITY	15,478,562	68.4	14,624,608	67.6	13,616,800	61.0
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	22,617,228	100.0	21,638,981	100.0	22,325,856	100.0

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Interim financial period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Financial period ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	21,064,420	100.0	20,690,723	100.0	58,851,374	100.0
II. Cost of sales	17,281,772	82.1	17,826,741	86.2	47,225,781	87.7
Gross profit on sales	3,782,647	17.9	2,863,981	13.8	6,625,592	12.3
III. Selling, general and administrative expenses	1,880,973	8.9	1,474,624	7.1	3,319,418	6.2
Operating profit	1,901,674	9.0	1,389,356	6.7	3,306,174	6.1
IV. Non-operating profit	41,344	0.2	262,829	1.3	524,214	1.0
1. Interest received	4,914		929		6,483	
2. Income from investments in partnership	23,049		219,360		444,386	
3. Gain on sale of investment securities	-		34,834		55,198	
4. Gain on cancellation of life insurance	6,044		-		-	
5. Reversal of allowance for doubtful receivables	5,030		-		-	
6. Miscellaneous income	2,304		7,705		18,144	
V. Non-operating expenses	58,302	0.3	40,710	0.2	98,603	0.2
1. Interest paid	2,084		5,652		31,661	
2. Loss on sale of bills	-		-		25,356	
3. Stock issue costs	15,936		805		805	
4. Loss on public offering	25,075		-		-	
5. Valuation loss of merchandise	-		9,954		9,954	
6. Loss on disposition of fixed assets	-		6,041		-	
7. Exchange loss	2,494		9,438		-	
8. Miscellaneous loss	12,710		8,817		30,824	
Ordinary profit	1,884,716	8.9	1,611,475	7.8	3,731,785	6.9
VI. Special gains	423,466	2.0	173,485	0.8	171,136	0.3
1. Reversal of allowance for doubtful receivables	-		114,056		111,707	
2. Effect of adopting new accounting standard for employee retirement benefits	-		26,843		26,843	
3. Gain on fluctuations in equity	423,466		32,585		32,585	
VII. Special losses	224,919	1.0	214,234	1.0	580,772	1.0
1. Loss on disposition of system products	-		-		259,696	
2. Loss on reorganization of projects	110,000		-		-	
3. Loss on sale of investment securities	36,000		-		-	
4. Valuation loss of investment securities	61,505		157,030		226,879	
5. Loss on disposition of affiliated companies	-		38,430		75,422	

6. Valuation loss of golf club memberships	-		18,773		18,773	
7. One-time amortization of consolidation adjustments	17,414		-		-	
Income before income taxes and others	2,083,262	9.9	1,570,726	7.6	3,322,149	6.2
Corporation taxes, inhabitant taxes and enterprise taxes	702,996	3.3	795,036	3.8	1,696,909	3.2
Interperiod tax allocation adjustment	201,989	1.0	(117,646)	(0.5)	(266,590)	(0.5)
Minority interest or net loss	24,271	0.1	5,308	0.0	25,490	0.0
Profit for the period	1,154,005	5.5	888,028	4.3	1,866,340	3.5

3. Consolidated Surplus Statements

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)		Interim financial period ended September 30, 2000 (from April 1, 2000 to September 30, 2000) (thousands of yen)		Financial period ended March 31, 2001 (from April 1, 2000 to March 31, 2001) (thousands of yen)	
I. Beginning balance of consolidated surplus		4,336,825		2,751,198		2,751,198
II. Decrease in consolidated surplus						
1. Decrease in surplus due to merger of a consolidated subsidiary	-		23,427		23,427	
2. Cash dividends	245,772		197,285		197,285	
3. Bonuses for officers	83,011	328,783	60,000	280,713	60,000	280,713
III. Profit for the period		1,154,005		888,028		1,866,340
IV. Ending balance of consolidated surplus		5,162,047		3,358,513		4,336,825

4. Consolidated Statements of Cash Flows

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)	Interim financial period ended September 30, 2000 (from April 1, 2000 to September 30, 2000) (thousands of yen)	Financial period ended March 31, 2001 (from April 1, 2000 to March 31, 2001) (thousands of yen)
I. Cash flows from operating activities			
Income before income taxes and others	2,083,262	1,570,726	3,322,149
Depreciation	44,083	39,465	133,641
Amortization of long-term prepaid expenses	49,043	57,314	140,952
One-time amortization of consolidation adjustments	17,414	-	-
Loss on disposition of fixed assets	1,674	6,041	7,641
Gain on fluctuations in equity	(423,466)	(32,585)	(32,585)
Decrease in allowance for doubtful receivables	(2,584)	(112,633)	(111,864)
Increase (decrease) in allowance for bonuses	(6,616)	39,386	41,024
Decrease in reserve for employee severance allowances	-	(13,176)	(13,176)
Increase in reserve for employee retirement allowances	2,088	5,771	10,546
Increase in prepaid pension expense	(5,259)	(24,514)	(27,913)
Increase in reserve for officers retirement allowance	12,159	22,773	51,030
Interest and dividend income	(5,890)	(1,029)	(6,598)
Gain on sale of investment securities	-	(34,834)	(55,198)
Income from investments in partnership	(23,049)	(219,360)	(444,386)
Exchange loss (gain)	2,494	8,014	(6,334)
Interest expenses	2,084	5,652	31,661
New share issue expenses	15,936	805	805
Public offering expenses	25,075	-	-
Loss on disposition of system products	-	-	336,096
Loss on sale of investment securities	36,000	-	-
Valuation loss of investment securities	61,505	157,030	226,879
Loss on disposition of affiliated companies	-	38,430	75,422
Valuation loss of golf club memberships	-	18,773	18,773
Increase (decrease) in trade receivables	422,101	2,134,407	988,347
Increase in inventories	(547,648)	(99,265)	(382,044)
Increase (decrease) in trade payables	1,431,763	1,917,159	(882,615)
Officers' bonuses paid	(89,150)	(60,000)	(60,000)
(Increase) decrease in other current assets	52,992	(11,879)	(33,396)
Increase (decrease) in other current liabilities	74,803	(51,531)	(233,220)
Others	9,472	8,489	22,063
Subtotal	3,240,293	5,369,431	3,117,702
Interest and dividend income	3,050	901	6,667
Interest paid	(1,425)	(6,508)	(32,984)
Income taxes paid	(924,770)	(699,696)	(1,475,250)
Net cash provided by operating activities	2,317,148	4,664,129	1,616,134

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)	Interim financial period ended September 30, 2000 (from April 1, 2000 to September 30, 2000) (thousands of yen)	Financial period ended March 31, 2001 (from April 1, 2000 to March 31, 2001) (thousands of yen)
II. Cash flows from investing activities			
Withdrawal of time deposits	-	101,000	101,000
Payments for tangible fixed assets	(24,133)	(138,296)	(211,305)
Payments for intangible fixed assets	(90,051)	(138,840)	(203,145)
Sales of intangible fixed assets	12,000	-	-
Purchase of investment securities	(30,000)	(205,381)	(250,569)
Sales of investment securities	9,390	89,204	119,550
Purchase of shares of related companies	-	(20,000)	(30,000)
Sales of shares of related companies	-	4,000	4,000
Distribution of capital investment	54,593	154,106	425,762
Payments for long-term prepaid expenses	(59,651)	(57,175)	(78,490)
Payment for security deposits	(4,855)	(71,419)	(72,685)
Security deposits refunded	793	70,185	117,462
Cancellation of life insurance	2,868	-	38,271
Others	155	(171)	11,151
Net cash provided by investing activities	(128,890)	(212,789)	(28,998)
III. Cash flows from financing activities			
Net decrease in short-term debt	(1,675,000)	(1,960,000)	(825,000)
Repayment of long-term debt	-	(170,968)	(170,968)
Redemption of bonds	-	(1,000)	(1,000)
Issuance of shares to minority shareholders	907,587	35,194	35,194
Net increase (decrease) in treasury stock	4,767	(475,345)	(462,446)
Cash dividends paid	(249,096)	(196,864)	(197,020)
Net cash provided by financing activities	(1,011,741)	(2,768,985)	(1,621,241)
IV. Translation difference related to cash and cash equivalents	19,610	(5,733)	17,566
V. Net increase (decrease) in cash and cash equivalents	1,196,127	1,676,620	(16,538)
VI. Cash and cash equivalents at beginning of the financial period	1,713,239	1,692,620	1,692,620
VII. Increase of cash and cash equivalents relating to the merger of a consolidated subsidiary	-	37,158	37,158
VIII. Cash and cash equivalents at end of the financial period	2,909,367	3,406,398	1,713,239

(Translation omitted)

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